KITTLE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2023

KITTLE CAPITAL MARKETS, LLC

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68967

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kittle Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

310 E 96th Street, Suite 400
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey L. Kittle	317-846-3111	jkittle@kittleproperties.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper & Miller, LLP
(Name – if individual, state last, first, and middle name)

800 E 96th Street, Suite 500	Indianapolis	Indiana	46240
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L. Kittle _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kittle Capital Markets, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



FRANCINE L CIRRINCIONE
Notary Public - Seal
Hamilton County - State of Indiana
Commission Number NP0742652
My Commission Expires Jul 27, 2030

Signature:

Title:
Manager

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Report of Independent Registered Public Accounting Firm

To the Member and Management
of Kittle Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on Kittle Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kittle Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3

T 317.580.2000 | F 317.580.2117 | W ksmcpa.com

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements, and Information Relating to Possession of Control Requirements to Brokers and Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Kittle Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Kittle Capital Markets, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements, and Information Relating to Possession of Control Requirements to Brokers and Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Kittle Capital Markets, LLC's auditor since 2013.

Indianapolis, Indiana
February 28, 2024

4

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

ASSETS

Cash	$	325,335
Prepaid expenses and other		14,046
TOTAL ASSETS	$	339,381

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	57,439
MEMBER'S EQUITY		281,942
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	339,381

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2023

REVENUE	
Private Placement Income	$ 6,519,385
Total Revenue	6,519,385
EXPENSES	
Salary and benefits	57,000
Professional services	124,720
Commissions and Fees	6,193,477
Rent	1,200
Internet	3,153
Insurance	1,515
Licenses and permits	13,920
Office Expenses	103
Total Expenses	6,395,088
NET OPERATING INCOME	124,297
OTHER INCOME	
Debt Forgiveness	14,550
NET OTHER INCOME	14,550
NET INCOME	$ 138,847

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2023

MEMBER'S EQUITY AT JANUARY 1, 2023	$ 56,095
MEMBER'S CONTRIBUTIONS	87,000
NET INCOME	138,847
MEMBER'S EQUITY AT DECEMBER 31, 2023	$ 281,942

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

OPERATING ACTIVITIES		
Net Income	$	138,847
Debt Forgiveness		(14,550)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in certain current assets and liabilities:		
Prepaid Expenses and other		260
Accounts payable and accrued expenses		71,523
Net Cash Provided by Operating Activities		196,080
CASH FLOW FROM FINANCING ACTIVITIES		
Member's Contribution		87,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		87,000
NET INCREASE IN CASH		283,080
CASH		
Beginning of Year		42,255
End of Year	$	325,335

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was approved by FINRA on July 11, 2013. The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by the Firm's parent company, Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best-efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel. The Company is also affiliated with two registered representatives operating as Skellig Capital Advisors ("Skellig"). Skellig provides M&A advisory services for mainly Midwestern clients in a myriad of industries from healthcare and business services to technology, media, telecoms, manufacturing, agriculture, logistics and distributions. Clients are either long-term clients of Skellig, referred to Skellig or the Company through contacts or Skellig becomes aware of a potential client's needs through networking.

The Company, for the year ended December 31, 2023 had commission income, and operations resulted in a profit. To the extent needed, the managing member has stated he has the intent and ability to fund any future losses either individually or through the parent company.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Revenue from Contracts with Customers

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services performed to customers. A good or service is transferred to or performed for a customer when, or as, the customer obtains control of that good or service performed. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service performed. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services performed.

Private Placement: Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Commission Income.

Investment Banking: Transaction fees resulting from investment banking activities are recorded at closing of the transaction. Subsequent contingent fees are recorded upon the occurrence of additional funding related to the original transaction and the income is reasonably determinable.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits of $250,000. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for all years before 2020.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 28, 2024 the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2023, the Company had Net Capital of $267,896, which was $262,896 in excess of the required Net Capital of $5,000.

NOTE 3 - CONCENTRATION

Approximately 96% of revenue is from one customer.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement with its Parent Company for expenditures such as salaries and rent. Expenses related to this arrangement totaled $58,200 for the year ended December 31, 2023 of which $43,650 is payable as of December 31, 2023. The Company's Parent forgave expenses pursuant to the expense sharing arrangement for the year ended December 31, 2023. The total forgiveness by the Company's Parent was $14,550.

SUPPLEMENTARY INFORMATION AND REPORTS

KITTLE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

CREDITS

Total Member's Equity $ 281,942

DEBITS

Non-allowable Assets:

    Prepaid expenses and other 14,046

       Total Non-allowable Assets 14,046

NET CAPITAL COMPUTED 267,896

MINIMUM NET CAPITAL REQUIRED 5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $ 262,896

AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses $ 57,439

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 0.214

RECONCILIATION OF NET CAPITAL

Net Capital Per Form X-17A-5, Part II A (FOCUS Report) $ 267,896

Net Capital Per Above $ 267,896

KITTLE CAPITAL MARKETS, LLC

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2023**

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Report of Independent Registered Public Accounting Firm
on the Exemption Report

To the Member and Management
of Kittle Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEA Rule 17a-5(d)(4), in which (1) Kittle Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trust (REITS) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kittle Capital Markets, LLC management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kittle Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 28, 2024

T 317.580.2000 | F 317.580.2117 | W ksmcpa.com

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

Kittle Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

> (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kittle Capital Markets LLC

I, Jeff Kittle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

_____
Manager
Title